UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEUTRAL TANDEM, INC.

(Name of Subject Company (issuer))

NEUTRAL TANDEM, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64128B108

(CUSIP Number of Class of Securities)

G. Edward Evans

Chief Executive Officer

Neutral Tandem, Inc.

550 West Adams Street, 9th Floor

Chicago, IL 60661

Telephone: (312) 384-8000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gerald T. Nowak

Theodore A. Peto

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Telephone: (312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	NA	Filing party:	NA
Form or Registration No.:	NA	Date Filed:	NA

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 12.	Exhibits.

Exhibit No.	Description

99.1	Press release dated April 18, 2011.

Additional Information and Where to Find It

This attached exhibit does not constitute an offer to buy or the solicitation of an offer to sell any shares of common stock of Neutral Tandem, Inc. (the “Company”). The full details of the “Dutch auction” tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to shareholders promptly following commencement of the offer. Shareholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Shareholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, shareholders also may obtain a copy of these documents, free of charge, from the Company’s information agent to be appointed in connection with the offer.